Exhibit 99.3

INTERNATIONAL GAME TECHNOLOGY PLC	Admission Ticket

IMPORTANT ANNUAL GENERAL MEETING INFORMATION
ENDORSEMENT_LINE___________ SACKPACK___________

Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 12:00 noon, British Summer Time on July 24, 2015.
Vote by Internet
• Go to www.envisionreports.com/IGT
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
• Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual General Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE BY NO LATER THAN 12:00 NOON, BRITISH SUMMER TIME ON JULY 24, 2015.

Proposals — The Board of Directors recommends a vote FOR Proposals 1, 2, 3 and 4.

	For	Against	Abstain
1. To receive the Company’s annual accounts for the financial year ended 31 December 2014, together with the directors’ report, strategic report and the auditors’ report on those accounts.	☐	☐	☐

2. To reappoint PricewaterhouseCoopers LLP as auditors to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.	☐	☐	☐

3. To authorise the directors to fix the remuneration of the auditors.	☐	☐	☐
4. To authorise the terms of share repurchase contracts and approve share repurchase counterparties.	☐	☐	☐

Non-Voting Items
Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance

		Mark the box to the right if you plan to attend the Annual General Meeting.	☐

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

0245GH

2015 Annual General Meeting Admission Ticket

2015 Annual General Meeting of

International Game Technology PLC

28 July 2015 12:00 noon British Summer Time

Landmark Hotel

222 Marylebone Road

London NW1 6JQ

Upon arrival, please present this admission ticket

and photo identification at the registration desk.

 IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE BY NO LATER THAN 12:00 NOON, BRITISH SUMMER TIME ON JULY 24, 2015.

Proxy — INTERNATIONAL GAME TECHNOLOGY PLC

Notice of 2015 Annual General Meeting of Shareholders

Landmark Hotel, 222 Marylebone Road, London NW1 6JQ

Proxy Solicited by Board of Directors for Annual General Meeting — 28 July 2015

The Chairman of the Meeting OR _______________________________, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of International Game Technology PLC to be held on 28 July 2015 or at any postponement or adjournment thereof.

NOTE: If you do not wish to appoint the Chairman as your proxy, add in block capitals the name of your chosen proxy in the space provided above. A proxy need not be a shareholder of the Company. Please leave the space empty if you wish to appoint the Chairman of the Annual General Meeting as your proxy.

Shares represented by this proxy will be voted by the proxy in accordance with the directions stated overleaf. If no such directions are indicated, the proxy will have authority to vote FOR Proposal 1, FOR Proposal 2, FOR Proposal 3 and FOR Proposal 4.

In its discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)